Exhibit 99.1

Full Truck Alliance Co. Ltd. Announces Second Quarter 2023 Unaudited Financial Results

GUIYANG, China, Aug. 23, 2023 /PRNewswire/ - Full Truck Alliance Co. Ltd. (“FTA” or the “Company”) (NYSE: YMM), a leading digital freight platform, today announced its unaudited financial results for the second quarter ended June 30, 2023.

Second Quarter 2023 Financial and Operational Highlights

•	Total net revenues in the second quarter of 2023 were RMB2,062.0 million (US$284.4 million), an increase of 23.5% from RMB1,670.1 million in the same period of 2022.

•	Net income in the second quarter of 2023 was RMB609.0 million (US$84.0 million), compared with RMB12.7 million in the same period of 2022.

•	Non-GAAP adjusted net income[1] in the second quarter of 2023 was RMB722.7 million (US$99.7 million), an increase of 170.8% from RMB266.9 million in the same period of 2022.

•	Fulfilled orders[2] in the second quarter of 2023 reached 40.2 million, an increase of 44.5% from 27.8 million in the same period of 2022.

•	Average shipper MAUs[3] in the second quarter of 2023 reached 2.00 million, an increase of 30.5% from 1.53 million in the same period of 2022.

“Reinforced by our leading market position, our growth was robust in the second quarter of 2023, propelling further gains in market share amid a slow macroeconomic recovery,” said Mr. Peter Hui Zhang, Founder, Chairman and Chief Executive Officer of FTA. “Our business continued to scale as we made considerable headway on user acquisition, with average shipper MAUs reaching a new milestone of two million, which demonstrates our visionary strategy and outstanding execution. Our commitment to creating value for shippers and truckers serves as the foundation of our business, positioning us to continue capturing opportunities in the vast digital freight market to deliver sustainable revenue growth.”

Mr. Simon Cai, Chief Financial Officer of FTA, commented, “We are pleased with the solid growth momentum we achieved in the second quarter, with strong year-over-year growth of 23.5% and 170.8% for revenue and non-GAAP adjusted net income, respectively, outstripping market expectations again. We expect to reap additional benefits as we accelerate our progress to an optimized revenue structure with increasing contribution from transaction commissions, and continue to improve both monetization and operational efficiencies. Moving forward, we will remain disciplined in our efforts to sustain our growth and enhance our profitability while driving further value for our different stakeholders.”

[1]

Non-GAAP adjusted net income is defined as net income/(loss) excluding (i) share-based compensation expense; (ii) amortization of intangible assets resulting from business acquisitions; (iii) compensation cost incurred in relation to continuing service terms in business acquisitions and (iv) tax effects of non-GAAP adjustments. See “Use of Non-GAAP Financial Measures” and “Reconciliations of GAAP and Non-GAAP Results” at the end of this press release.

[2]

Fulfilled orders on our platform in a given period are defined as all shipping orders matched through our platform during such period but exclude (i) shipping orders that are subsequently canceled and (ii) shipping orders for which our users failed to specify any freight prices as there are substantial uncertainties as to whether the shipping orders are fulfilled.

[3]

Average shipper MAUs in a given period are calculated by dividing (i) the sum of shipper MAUs for each month of a given period by (ii) the number of months in a given period. Shipper MAUs are defined as the number of active shippers on our platform in a given month. Active shippers are defined as the aggregate number of registered shipper accounts that have posted at least one shipping order on our platform during a given period.

Second Quarter 2023 Financial Results

Net Revenues (including value added taxes, or “VAT”, of RMB896.6 million and RMB953.0 million for the three months ended June 30, 2022, and 2023, respectively). Total net revenues in the second quarter of 2023 were RMB2,062.0 million (US$284.4 million), representing an increase of 23.5% from RMB1,670.1 million in the same period of 2022, primarily attributable to an increase in revenues from freight matching services.

Freight matching services. Revenues from freight matching services in the second quarter of 2023 were RMB1,731.2 million (US$238.7 million), representing an increase of 22.8% from RMB1,409.6 million in the same period of 2022. The increase was primarily due to an increase in revenues from freight brokerage service as well as continued growth in transaction commissions.

•

Freight brokerage service. Revenues from freight brokerage service in the second quarter of 2023 were RMB948.9 million (US$130.9 million), an increase of 11.6% from RMB850.2 million in the same period of 2022, primarily attributable to continued growth in transaction volume as a result of expanded user coverage.

•

Freight listing service. Revenues from freight listing service in the second quarter of 2023 were RMB227.1 million (US$31.3 million), an increase of 7.3% from RMB211.7 million in the same period of 2022, primarily due to an increase in total paying members.

•

Transaction commission. Revenues from transaction commissions amounted to RMB555.2 million (US$76.6 million) in the second quarter of 2023, an increase of 59.6% from RMB347.8 million in the same period of 2022, primarily driven by an increase in order volume as well as an improvement in commission order coverage.

Value-added services. Revenues from value-added services in the second quarter of 2023 were RMB330.8 million (US$45.6 million), an increase of 27.0% from RMB260.4 million in the same period of 2022, mainly attributable to an increase in revenues from credit solutions and other value-added services.

Cost of Revenues (including VAT net of refund of VAT of RMB672.8 million and RMB774.9 million for the three months ended June 30, 2022, and 2023, respectively). Cost of revenues in the second quarter of 2023 was RMB975.3 million (US$134.5 million), compared with RMB925.9 million in the same period of 2022. The increase was primarily due to an increase in VAT, related tax surcharges and other tax costs, and net of tax refunds from government authorities. These tax-related costs net of refunds totaled RMB879.3 million, representing an increase of 4.0% from RMB845.4 million in the same period of 2022, primarily due to the continued increase in transaction activities involving our freight brokerage service.

Sales and Marketing Expenses. Sales and marketing expenses in the second quarter of 2023 were RMB281.8 million (US$38.9 million), compared with RMB196.2 million in the same period of 2022. The increase was primarily due to an increase in advertising and marketing expenses for user acquisitions.

General and Administrative Expenses. General and administrative expenses in the second quarter of 2023 were RMB201.7 million (US$27.8 million), compared with RMB344.8 million in the same period of 2022. The decrease was primarily due to lower share-based compensation expenses.

Research and Development Expenses. Research and development expenses in the second quarter of 2023 were RMB223.7 million (US$30.8 million), compared with RMB216.4 million in the same period of 2022. The increase was primarily due to higher salary and benefits expenses.

Income/(Loss) from Operations. Income from operations in the second quarter of 2023 was RMB333.8 million (US$46.0 million), compared with a loss of RMB46.4 million in the same period of 2022.

Non-GAAP Adjusted Operating Income.4 Non-GAAP adjusted operating income in the second quarter of 2023 was RMB450.7 million (US$62.2 million), an increase of 113.4% from RMB211.3 million in the same period of 2022.

Net Income. Net income in the second quarter of 2023 was RMB609.0 million (US$84.0 million), compared with RMB12.7 million in the same period of 2022.

Non-GAAP Adjusted Net Income. Non-GAAP adjusted net income in the second quarter of 2023 was RMB722.7 million (US$99.7 million), an increase of 170.8% from RMB266.9 million in the same period of 2022.

Basic and Diluted Net Income per ADS5 and Non-GAAP Adjusted Basic and Diluted Net Income per ADS.6 Basic and diluted net income per ADS were RMB0.57 (US$0.08) in the second quarter of 2023, compared with basic and diluted net income per ADS of RMB0.01 in the same period of 2022. Non-GAAP adjusted basic and diluted net income per ADS were RMB0.68 (US$0.09) in the second quarter of 2023, compared with non-GAAP adjusted basic and diluted net income per ADS of RMB0.25 in the same period of 2022.

Balance Sheet and Cash Flow

As of June 30, 2023, the Company had cash and cash equivalents, restricted cash, short-term investments and long-term investments7 of RMB27.4 billion (US$3.8 billion) in total, compared with RMB26.3 billion as of December 31, 2022.

As of June 30, 2023, the total outstanding balance of the on-balance sheet loans, consisting of the total principal amounts and all accrued and unpaid interests (net of provisions) of the loans funded through our small loan company, was RMB3,141.4 million (US$433.2 million), compared with RMB2,648.4 million as of December 31, 2022. The total non-performing loan ratio8 for these loans was 1.7% as of June 30, 2023, compared with 2.0% as of December 31, 2022.

In the second quarter of 2023, net cash provided by operating activities was RMB707.7 million (US$97.6 million).

[4]

Non-GAAP adjusted operating income is defined as income/(loss) from operations excluding (i) share-based compensation expense; (ii) amortization of intangible assets resulting from business acquisitions and (iii) compensation cost incurred in relation to continuing service terms in business acquisitions. See “Use of Non-GAAP Financial Measures” and “Reconciliations of GAAP and Non-GAAP Results” at the end of this press release.

[5]	ADS refers to the American depositary shares, each of which represents 20 Class A ordinary shares.
[6]

Non-GAAP adjusted basic and diluted net income per ADS is net income/(loss) attributable to ordinary shareholders excluding (i) share-based compensation expense; (ii) amortization of intangible assets resulting from business acquisitions; (iii) compensation cost incurred in relation to continuing service terms in business acquisitions and (iv) tax effects of non-GAAP adjustments, divided by weighted average number of basic and diluted ADSs, respectively. For more information, refer to “Use of Non-GAAP Financial Measures” and “Reconciliations of GAAP and Non-GAAP Results” at the end of this press release.

[7]

Short-term and long-term investments mainly include time deposits, wealth management products and exchange traded fund products issued by commercial banks and other financial institutions, with maturities within one year classified as current asset and maturities over one year classified as non-current asset.

[8]

Non-performing loan ratio is calculated by dividing the outstanding principal and all accrued and unpaid interests of the on-balance sheet loans that were over 90 calendar days past due (excluding loans that are over 180 days past due and are therefore charged off) by the total outstanding principal and all accrued and unpaid interests of the on-balance sheet loans (excluding loans that are over 180 days past due and are therefore charged off) as of a specified date.

Business Outlook

The Company expects its total net revenues to be between RMB2.16 billion and RMB2.20 billion for the third quarter of 2023, representing a year-over-year growth rate of approximately 19.2% to 21.6%. These forecasts reflect the Company’s current and preliminary views on the market and operational conditions, which are subject to change and cannot be predicted with reasonable accuracy as of the date hereof.

Share Repurchase Update

On March 3, 2023, the Company’s Board of Directors authorized a share repurchase program, under which the Company may repurchase up to US$500 million of the Company’s ADSs during a period of up to 12 months starting from March 13, 2023. As of August 22, 2023, the Company had repurchased an aggregate of approximately 19.4 million ADSs for approximately US$124.3 million from the open market under the share repurchase program.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at a rate of RMB7.2513 to US$1.00, the exchange rate in effect as of June 30, 2023, as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System. The Company makes no representation that any RMB or US$ amounts could have been, or could be, converted into US$ or RMB, as the case may be, at any particular rate, or at all.

Conference Call

The Company’s management will hold an earnings conference call at 8:00 A.M. U.S. Eastern Time on August 23, 2023, or 8:00 P.M. Beijing Time to discuss its financial results and operating performance for the second quarter of 2023.

Dial-in details for the earnings conference call are as follows:

United States (toll free):	+1-888-317-6003
International:	+1-412-317-6061
Mainland China (toll free):	400-120-6115
Hong Kong, SAR (toll free):	800-963-976
Hong Kong, SAR:	+852-5808-1995
United Kingdom (toll free):	08082389063
Singapore (toll free):	800-120-5863
Access Code:	2653624

The replay will be accessible through August 30, 2023, by dialing the following numbers:

United States:	+1-877-344-7529
International:	+1-412-317-0088
Replay Access Code:	4560638

A live and archived webcast of the conference call will also be available on the Company’s investor relations website at ir.fulltruckalliance.com.

About Full Truck Alliance Co. Ltd.

Full Truck Alliance Co. Ltd. (NYSE: YMM) is a leading digital freight platform connecting shippers with truckers to facilitate shipments across distance ranges, cargo weights and types. The Company provides a range of freight matching services, including freight listing, freight brokerage and online transaction services. The Company also provides a range of value-added services that cater to the various needs of shippers and truckers, such as financial institutions, highway authorities, and gas station operators. With a mission to make logistics smarter, the Company is shaping the future of logistics with technology and aspires to revolutionize logistics, improve efficiency across the value chain and reduce its carbon footprint for our planet. For more information, please visit ir.fulltruckalliance.com.

Use of Non-GAAP Financial Measures

The Company uses non-GAAP adjusted operating income, non-GAAP adjusted net income, non-GAAP adjusted net income attributable to ordinary shareholders, non-GAAP adjusted basic and diluted net income per share and non-GAAP adjusted basic and diluted net income per ADS, each a non-GAAP financial measure, as supplemental measures to review and assess its operating performance.

The presentation of non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company defines non-GAAP adjusted operating income as income/(loss) from operations excluding (i) share-based compensation expense; (ii) amortization of intangible assets resulting from business acquisitions and (iii) compensation cost incurred in relation to continuing service terms in business acquisitions. The Company defines non-GAAP adjusted net income as net income/(loss) excluding (i) share-based compensation expense; (ii) amortization of intangible assets resulting from business acquisitions; (iii) compensation cost incurred in relation to continuing service terms in business acquisitions and (iv) tax effects of non-GAAP adjustments. The Company defines non-GAAP adjusted net income attributable to ordinary shareholders as net income/(loss) attributable to ordinary shareholders excluding (i) share-based compensation expense; (ii) amortization of intangible assets resulting from business acquisitions; (iii) compensation cost incurred in relation to continuing service terms in business acquisitions and (iv) tax effects of non-GAAP adjustments. The Company defines non-GAAP adjusted basic and diluted net income per share as non-GAAP adjusted net income attributable to ordinary shareholders divided by weighted average number of basic and diluted ordinary shares, respectively. The Company defines non-GAAP adjusted basic and diluted net income per ADS as non-GAAP adjusted net income attributable to ordinary shareholders divided by the weighted average number of basic and diluted ADSs, respectively.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as an analytical tool. The non-GAAP financial measures do not reflect all items of expense that affect its operations. Share-based compensation expense, amortization of intangible assets resulting from business acquisitions, compensation cost incurred in relation to continuing service terms in business acquisitions and tax effects of non-GAAP adjustments have been and may continue to be incurred in its business and are not reflected in the presentation of its non-GAAP financial measures.

The Company reconciles the non-GAAP financial measures to the nearest U.S. GAAP performance measures. Non-GAAP adjusted operating income, non-GAAP adjusted net income, non-GAAP adjusted net income attributable to ordinary shareholders and non-GAAP adjusted basic and diluted net income per share should not be considered in isolation or construed as an alternative to operating income/(loss), net income/(loss), net income/(loss) attributable to ordinary shareholders and basic and diluted net income/(loss) per share or any other measure of performance or as an indicator of its operating performance. Investors are encouraged to review FTA’s non-GAAP financial measures to the most directly comparable GAAP measures. FTA’s non-GAAP financial measure may not be comparable to similarly titled measures presented by other companies.

For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this release.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements which are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to,” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: FTA’s goal and strategies; FTA’s expansion plans; FTA’s future business development, financial condition and results of operations; expected changes in FTA’s revenues, costs or expenses; industry landscape of, and trends in, China’s road transportation market; competition in FTA’s industry; FTA’s expectations regarding demand for, and market acceptance of, its services; FTA’s expectations regarding its relationships with shippers, truckers and other ecosystem participants; FTA’s ability to protect its systems and infrastructures from cyber-attacks; PRC laws, regulations, and policies relating to the road transportation market, as well as general regulatory environment in which FTA operates in China; the results of regulatory review and the duration and impact of any regulatory action taken against FTA; the impact of COVID-19 outbreaks, extreme weather conditions and production constraints brought by electricity rationing measures; general economic and business condition; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Full Truck Alliance Co. Ltd.

Mao Mao

E-mail: IR@amh-group.com

Piacente Financial Communications

Hui Fan

Tel: +86-10-6508-0677

E-mail: FTA@thepiacentegroup.com

In the United States:

Piacente Financial Communications

Brandi Piacente

Tel: +1-212-481-2050

E-mail: FTA@thepiacentegroup.com

FULL TRUCK ALLIANCE CO. LTD.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share, ADS, per share and per ADS data)

	As of
	December 31,	June 30,	June 30,
	2022	2023	2023
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	5,137,312	7,071,047	975,142
Restricted cash – current	83,759	84,327	11,629
Short-term investments	21,087,089	17,859,805	2,462,980
Accounts receivable, net	13,015	17,810	2,456
Loans receivable, net	2,648,449	3,141,406	433,220
Prepayments and other current assets	2,034,427	2,079,179	286,732

Total current assets	31,004,051	30,253,574	4,172,159
Restricted cash – non-current	—	10,000	1,379
Long-term investments	—	2,384,485	328,836
Property and equipment, net	108,824	156,628	21,600
Investments in equity investees	1,774,270	1,817,533	250,649
Intangible assets, net	502,421	475,235	65,538
Goodwill	3,124,828	3,124,828	430,933
Deferred tax assets	41,490	42,403	5,848
Operating lease right-of-use assets and land use rights	132,000	112,505	15,515
Other non-current assets	8,427	5,771	796

Total non-current assets	5,692,260	8,129,388	1,121,094

TOTAL ASSETS	36,696,311	38,382,962	5,293,253

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	27,953	34,593	4,771
Amount due to related parties	122,152	126,733	17,477
Prepaid for freight listing fees and other service fees	462,080	530,535	73,164
Income tax payable	52,233	74,895	10,328
Other tax payable	721,597	717,823	98,992
Operating lease liabilities – current	44,590	40,865	5,636
Accrued expenses and other current liabilities	1,301,160	1,384,926	190,992

Total current liabilities	2,731,765	2,910,370	401,360
Deferred tax liabilities	121,611	115,101	15,873
Operating lease liabilities – non-current	35,931	20,602	2,841

Total non-current liabilities	157,542	135,703	18,714

TOTAL LIABILITIES	2,889,307	3,046,073	420,074

MEZZANINE EQUITY
Redeemable non-controlling interests	149,771	267,923	36,948
SHAREHOLDERS’ EQUITY
Ordinary shares	1,377	1,363	188
Treasury stock	—	(189,871)	(26,184)
Additional paid-in capital	47,758,178	47,502,397	6,550,880
Accumulated other comprehensive income	2,511,170	3,348,109	461,725
Accumulated deficit	(16,613,492)	(15,599,046)	(2,151,207)

TOTAL FULL TRUCK ALLIANCE CO. LTD. EQUITY	33,657,233	35,062,952	4,835,402
Non-controlling interests	—	6,014	829

TOTAL SHAREHOLDERS’ EQUITY	33,657,233	35,068,966	4,836,231

TOTAL LIABILITIES, MEZZANINE EQUITY AND EQUITY	36,696,311	38,382,962	5,293,253

FULL TRUCK ALLIANCE CO. LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME (LOSS)

(All amounts in thousands, except share, ADS, per share and per ADS data)

	Three months ended				Six months ended
	June 30,	March 31,	June 30,	June 30,	June 30,	June 30,	June 30,
	2022	2023	2023	2023	2022	2023	2023
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net Revenues (including value added taxes, “VAT”, of RMB896.6 million and RMB953.0 million for the three months ended June 30, 2022 and 2023, respectively)	1,670,051	1,702,257	2,062,028	284,367	3,002,611	3,764,285	519,118
Operating expenses:
Cost of revenues (including VAT net of refund of VAT of RMB672.8 million and RMB774.9 million for the three months ended June 30, 2022 and 2023, respectively)(1)	(925,937)	(849,373)	(975,269)	(134,496)	(1,609,819)	(1,824,642)	(251,630)
Sales and marketing expenses(1)	(196,186)	(245,677)	(281,772)	(38,858)	(388,229)	(527,449)	(72,739)
General and administrative expenses(1)	(344,781)	(179,507)	(201,711)	(27,817)	(803,196)	(381,218)	(52,572)
Research and development expenses(1)	(216,373)	(229,879)	(223,696)	(30,849)	(437,329)	(453,575)	(62,551)
Provision for loans receivable	(40,080)	(52,878)	(51,146)	(7,053)	(90,060)	(104,024)	(14,346)

Total operating expenses	(1,723,357)	(1,557,314)	(1,733,594)	(239,073)	(3,328,633)	(3,290,908)	(453,838)
Other operating income	6,891	20,821	5,355	738	27,606	26,176	3,610

(Loss) income from operations	(46,415)	165,764	333,789	46,032	(298,416)	499,553	68,890
Other income (expense)
Interest income	106,834	246,114	285,461	39,367	163,154	531,575	73,308
Interest expenses	(68)	—	—	—	(161)	—	—
Foreign exchange gain (loss)	10,195	(97)	272	38	11,321	175	24
Investment (loss) income	(13,968)	2,713	4,471	617	516	7,184	991
Unrealized (loss) gain from fair value changes of trading securities and derivative assets	(39,818)	9,961	8,268	1,140	(56,159)	18,229	2,514
Other (expenses) income, net	(799)	6,663	4,259	587	8,083	10,922	1,506
Share of loss in equity method investees	(608)	(310)	(696)	(96)	(821)	(1,006)	(139)

Total other income	61,768	265,044	302,035	41,653	125,933	567,079	78,204

Net income (loss) before income tax	15,353	430,808	635,824	87,685	(172,483)	1,066,632	147,094
Income tax expense	(2,613)	(19,380)	(26,832)	(3,700)	(6,785)	(46,212)	(6,373)

Net income (loss)	12,740	411,428	608,992	83,985	(179,268)	1,020,420	140,721
Less: net income attributable to non-controlling interests	553	—	14	2	539	14	2
Less: measurement adjustment attributable to redeemable non-controlling interest	776	2,519	3,441	475	776	5,960	822

Net income (loss) attributable to ordinary shareholders	11,411	408,909	605,537	83,508	(180,583)	1,014,446	139,897

FULL TRUCK ALLIANCE CO. LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME (LOSS) (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data)

	Three months ended				Six months ended
	June 30,	March 31,	June 30,	June 30,	June 30,	June 30,	June 30,
	2022	2023	2023	2023	2022	2023	2023
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net income (loss) per ordinary share
—Basic	0.00	0.02	0.03	0.00	(0.01)	0.05	0.01
—Diluted	0.00	0.02	0.03	0.00	(0.01)	0.05	0.01
Net income (loss) per ADS*
—Basic	0.01	0.38	0.57	0.08	(0.17)	0.96	0.13
—Diluted	0.01	0.38	0.57	0.08	(0.17)	0.95	0.13
Weighted average number of ordinary shares used in computing net Income (loss) per share
—Basic	21,651,628,375	21,293,430,120	21,177,034,098	21,177,034,098	21,802,802,087	21,234,910,577	21,234,910,577
—Diluted(2)	21,695,922,654	21,352,354,948	21,218,841,485	21,218,841,485	21,802,802,087	21,285,276,797	21,285,276,797
Weighted average number of ADS used in computing net income (loss) per ADS
—Basic	1,082,581,419	1,064,671,506	1,058,851,705	1,058,851,705	1,090,140,104	1,061,745,529	1,061,745,529
—Diluted(2)	1,084,796,133	1,067,617,747	1,060,942,074	1,060,942,074	1,090,140,104	1,064,263,840	1,064,263,840

*	Each ADS represents 20 ordinary shares.

(1)	Share-based compensation expense in operating expenses are as follows:

	Three months ended				Six months ended
	June 30,	March 31,	June 30,	June 30,	June 30,	June 30,	June 30,
	2022	2023	2023	2023	2022	2023	2023
	RMB	RMB	RMB	US$	RMB	RMB	US$
Cost of revenues	1,487	1,806	1,381	190	2,835	3,187	440
Sales and marketing expenses	10,350	11,197	13,075	1,803	19,510	24,272	3,347
General and administrative expenses	212,344	58,841	68,124	9,395	550,076	126,965	17,509
Research and development expenses	15,086	17,482	17,046	2,351	30,331	34,528	4,762

Total	239,267	89,326	99,626	13,739	602,752	188,952	26,058

(2)

Weighted average number of ordinary shares/ADS used in computing diluted net income (loss) per share/ADS are adjusted by the potentially dilutive effects of ordinary shares/ADS issuable upon the exercise of outstanding share options.

FULL TRUCK ALLIANCE CO. LTD.

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except share, ADS, per share and per ADS data)

	Three months ended				Six months ended
	June 30,	March 31,	June 30,	June 30,	June 30,	June 30,	June 30,
	2022	2023	2023	2023	2022	2023	2023
	RMB	RMB	RMB	US$	RMB	RMB	US$
(Loss) income from operations	(46,415)	165,764	333,789	46,032	(298,416)	499,553	68,890
Add:
Share-based compensation expense	239,267	89,326	99,626	13,739	602,752	188,952	26,058
Amortization of intangible assets resulting from business acquisitions	14,121	13,021	13,021	1,796	28,242	26,042	3,591
Compensation cost incurred in relation to acquisitions	4,281	4,281	4,281	590	11,925	8,562	1,181

Non-GAAP adjusted Operating income	211,254	272,392	450,717	62,157	344,503	723,109	99,720

Net income (loss)	12,740	411,428	608,992	83,985	(179,268)	1,020,420	140,721
Add:
Share-based compensation expense	239,267	89,326	99,626	13,739	602,752	188,952	26,058
Amortization of intangible assets resulting from business acquisitions	14,121	13,021	13,021	1,796	28,242	26,042	3,591
Compensation cost incurred in relation to acquisitions	4,281	4,281	4,281	590	11,925	8,562	1,181
Tax effects of non-GAAP adjustments	(3,530)	(3,255)	(3,255)	(449)	(7,060)	(6,510)	(898)

Non-GAAP adjusted net income	266,879	514,801	722,665	99,661	456,591	1,237,466	170,653

FULL TRUCK ALLIANCE CO. LTD.

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data)

	Three months ended				Six months ended
	June 30,	March 31,	June 30,	June 30,	June 30,	June 30,	June 30,
	2022	2023	2023	2023	2022	2023	2023
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net income (loss) attributable to ordinary shareholders	11,411	408,909	605,537	83,508	(180,583)	1,014,446	139,897
Add:
Share-based compensation expense	239,267	89,326	99,626	13,739	602,752	188,952	26,058
Amortization of intangible assets resulting from business acquisitions	14,121	13,021	13,021	1,796	28,242	26,042	3,591
Compensation cost incurred in relation to acquisitions	4,281	4,281	4,281	590	11,925	8,562	1,181
Tax effects of non-GAAP adjustments	(3,530)	(3,255)	(3,255)	(449)	(7,060)	(6,510)	(898)

Non-GAAP adjusted net income attributable to ordinary shareholders	265,550	512,282	719,210	99,184	455,276	1,231,492	169,829

Non-GAAP adjusted net income per ordinary share
—Basic	0.01	0.02	0.03	0.00	0.02	0.06	0.01
—Diluted	0.01	0.02	0.03	0.00	0.02	0.06	0.01
Non-GAAP adjusted net income per ADS
—Basic	0.25	0.48	0.68	0.09	0.42	1.16	0.16
—Diluted	0.25	0.48	0.68	0.09	0.42	1.16	0.16